EXHIBIT 99.1
Shopify Announces Fourth-Quarter and Full-Year 2021 Financial Results
Fourth-quarter 2021 Merchant Solutions Revenue exceeds $1 billion for the first time

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Internet, Everywhere - February 16, 2022 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today strong financial results for the quarter ended December 31, 2021.

“The last two years have been extraordinary,” said Harley Finkelstein, Shopify President. “We nearly tripled revenue, more than doubled GMV and the Shopify team, and the number of merchants using Shopify is nearly twice as big as 2019 levels. We are emerging from the sprint of these last two years even stronger and more ambitious, since the accelerated leap into digital commerce means we can go farther faster for merchants and buyers alike. As the commerce engine for independent brands who want to build a direct connection with their customers and to sell everywhere, whether it’s on mobile, on Main Street, or to buyers in cities you’ve never heard of, we head into 2022 energized by what we can build with the unique combination of merchants, ecosystem and top talent we have today.”

“Our merchants had an incredible holiday selling season, which powered Shopify’s strong fourth-quarter results, with their collective sales growing significantly faster than the overall ecommerce industry over the Black Friday Cyber Monday weekend,” said Amy Shapero, Shopify’s CFO. “Our focus on building for the long term means that merchants have access to the most modern commerce technology, which gives them superpowers to compete globally while focusing on what matters most to them - their products and their customers. In 2022, we remain steadfast on making commerce easier for entrepreneurs by continuing to build high-performing infrastructure and innovative features, which combined yield a powerful and trusted commerce solution that future-proofs our merchants in the years to come and benefits Shopify over time.”

Fourth-Quarter Financial Highlights
•Total revenue in the fourth quarter was $1,380.0 million, a 41% increase from the comparable quarter in 2020.

•Subscription Solutions revenue was $351.2 million, up 26% year over year, primarily due to more merchants joining the platform.
•Merchant Solutions revenue was $1,028.8 million, up 47% year over year, driven primarily by the growth of Gross Merchandise Volume1 ("GMV"), exceeding $1 billion of revenue for the first time in a single quarter.
•Monthly Recurring Revenue2 ("MRR") as of December 31, 2021 was $102.0 million, surpassing $100 million for the first time. MRR increased 23% year over year, up from $82.6 million as of December 31, 2020 as more merchants joined the platform and the number of retail locations using POS Pro increased. Shopify Plus contributed $29.8 million, or 29%, of MRR compared with 25% of MRR as of December 31, 2020.
•GMV for the fourth quarter was $54.1 billion, an increase of $12.9 billion or 31% over the fourth quarter of 2020. Gross Payments Volume3 ("GPV") grew to $27.7 billion, which accounted for 51% of GMV processed in the quarter, versus $19.1 billion, or 46%, for the fourth quarter of 2020.
•Gross profit dollars grew 37% to $692.7 million in the fourth quarter of 2021, compared with $504.4 million for the fourth quarter of 2020.
•Adjusted gross profit4 dollars grew 37% to $700.6 million in the fourth quarter of 2021, compared with $510.6 million for the fourth quarter of 2020.
•Operating income for the fourth quarter of 2021 was $14.4 million, or 1.0% of revenue, versus income of $112.5 million, or 12% of revenue, for the comparable period a year ago.
•Adjusted operating income4 for the fourth quarter of 2021 was $130.2 million, or 9% of revenue, compared with adjusted operating income of $200.0 million or 20% of revenue in the fourth quarter of 2020.
•Net loss for the fourth quarter of 2021 was $371.3 million, or $2.95 per basic and diluted share, compared with net income of $123.9 million, or $0.99 per diluted share, for the fourth quarter of 2020. Q4 2021 net income includes a $509.7 million net unrealized loss on our equity and other investments.
•Adjusted net income4 for the fourth quarter of 2021 was $172.8 million, or $1.36 per diluted share, compared with adjusted net income of $198.8 million, or $1.58 per diluted share, for the fourth quarter of 2020.
•At December 31, 2021, Shopify had $7.77 billion in cash, cash equivalents and marketable securities, compared with $6.39 billion at December 31, 2020. The increase reflects $1.5 billion of net proceeds from Shopify’s offering of Class A subordinate voting shares in the first quarter of 2021 and $0.5 billion of net cash provided by operating activities, partially offset by the purchase of equity and other investments during 2021.

Fourth-Quarter Business Highlights
•From the start of Black Friday in New Zealand, through the end of Cyber Monday in California, sales on Shopify’s platform reached more than $6.3 billion. This compares with more than $5.1 billion in GMV for the global Black Friday Cyber Monday period in 2020. Shopify purchased enough carbon removal to
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, unrealized gains on equity and other investments, amortization of debt discount, an impairment of right-of-use assets and leasehold improvements and tax effects related to non-GAAP adjustments. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

completely eliminate the impact of carbon emissions from shipping on every single order on our platform over the shopping weekend, resulting in nearly 60,000 tonnes of carbon emissions offset.
•Merchants in the U.S., Canada, and the U.K. received $323.7 million in merchant cash advances and loans from Shopify Capital in the fourth quarter of 2021, an increase of 43% versus the $226.9 million funded in the fourth quarter of last year. Shopify Capital has grown to $3.0 billion in cumulative capital funded since its launch in April 2016, approximately $470.7 million of which was outstanding on December 31, 2021.
•Shopify was named #1 on G2’s Crowd Grid for E-commerce Platforms in its Winter 2022 report, retaining this leading position for the seventh consecutive year.

Full-Year Financial Highlights
•Total revenue for the full year 2021 was $4,611.9 million, a 57% increase over 2020. Within this, Subscription Solutions revenue grew 48% to $1,342.3 million, while Merchant Solutions revenue grew 62% to $3,269.5 million.
•GMV1 for 2021 was $175.4 billion, an increase of 47% over 2020. GPV3 grew to $85.8 billion, which accounted for 49% of GMV processed versus $53.9 billion or 45%, for 2020.
•Gross profit grew 61% to $2,481.1 million in 2021, compared with $1,541.5 million for 2020.
•Adjusted gross profit4 grew 60% to $2,509.2 million in 2021, compared with $1,568.5 million in 2020.
•Operating income for 2021 was $268.6 million, or 6% of revenue, versus operating income of $90.2 million, or 3% of revenue, for 2020.
•Adjusted operating income4 for 2021 was $718.0 million or 16% of revenue; adjusted operating income for 2020 was $437.4 million, or 15% of revenue.
•Net income for 2021 was $2,914.7 million, or $22.90 per diluted share, compared with net income of $319.5 million, or $2.59 per diluted share, for 2020. 2021 net income includes a $2.9 billion unrealized net gain on our equity investments.
•Adjusted net income4 for 2021 was $814.4 million, or $6.41 per diluted share, compared with adjusted net income of $491.3 million, or $3.98 per diluted share, for 2020.

2021 Business Highlights
In 2021, Shopify advanced its mission of making commerce better for everyone by making it easier for merchants to reach more buyers, build strong customer relationships, and own their brands. We also continued to build a sustainable internet infrastructure for commerce, simplifying commerce operations, so that our merchants can focus on what matters most to them.
•Shopify introduced TikTok Shopping to merchants, enabling merchants with a TikTok For Business account to add products that link directly to their online store checkout.
•Shopify launched the Spotify channel, enabling artist-entrepreneurs on Spotify to connect their Spotify for Artists accounts with their Shopify online stores, where they can sync their product catalogues and seamlessly showcase products directly on their Spotify profile.

•Shopify launched our new integrated retail hardware with payments to retail merchants in the U.K., Ireland, Australia, Germany, New Zealand, the Netherlands, followed by Belgium and Denmark in January and Spain in February 2022, bringing the total number of countries in which Shopify POS hardware is available to eleven.
•Shopify expanded our accelerated checkout, Shop Pay, to Shopify and non-Shopify merchants on Facebook and Instagram, and completed the integration of Shopify Payments with Buy on Google, allowing customers to purchase products from Shopify merchants and checkout directly on Google and paving the way for the launch of Shop Pay on Google in the first half of 2022. The introduction of Shop Pay outside of Shopify enables merchants to offer fast and frictionless checkout to their customers on these surfaces, in turn, helping to increase sales conversion.
•Shopify rolled out Shop Pay Installments to all merchants in the U.S., enabling merchants to provide buyers with increased flexibility and affordability at checkout. Our buy-now-pay-later product also unlocks significant benefits for merchants, including access to one of the largest U.S. consumer networks through Shop Pay, a seamless checkout experience with higher conversion and order values and lower abandoned carts, and direct integration of Shop Pay Installments with merchants’ Shopify stores.
•Shopify continued to build Shop, our all-in-one digital shopping assistant, adding rich features and functionality that offers buyers a delightful end-to-end shopping experience, including an analytics dashboard and automated marketing tools to support merchant sales efforts, in-app cart and checkout with Shop Pay or Shop Pay Installments, and curated discovery filters.
•Shopify introduced innovative upgrades to its online store, including Online Store 2.0, which features greater levels and customization so merchants can better showcase their brands, create unique online experiences, and integrate apps - all without touching code.
•Shopify began rolling out Shopify Balance, our money management product, to merchants in the United States, offering merchants a no-fee money management account with fast access to their cash, a card for spending online, on mobile, or in-store, and rewards featuring cash back, perks, and discounts on every day business spending.
•Shopify introduced Shopify Markets, making cross-border commerce easier for entrepreneurs, and began rolling it out to all merchants at the end of January 2022. With Shopify Markets, merchants can enter new markets easily, and increase buyer trust and conversion with tailored experiences for each market. By managing all cross-border commerce in Shopify’s centralized commerce platform, Shopify Markets gives merchants a unified view of their entire business across borders.
•Shopify launched Shopify Shipping to merchants in the U.K., enabling them to easily purchase shipping labels directly from the Shopify merchant admin, saving our merchants time and money.
•Shopify continued to build the foundational features for Shopify Fulfillment Network, offering our merchants fast and simple fulfillment that will enable them to delight their customers. Some key features released include demand forecasting, critical alerts, product bundling, regional tax settings, and staff notifications. We opened a self-operated, leased warehouse in Atlanta, from which we began fulfilling a small number of Shopify merchant orders this past fall. We also began testing fulfillment software at this location to unify the network and make merchants’ connections into Shopify stronger and more seamless.
•Shopify launched the Shopify Global ERP Program, which allows select ERP partners, initially including Microsoft, Oracle NetSuite, Infor, Acumatica, and Brightpearl, to build direct integrations into the Shopify App Store. This offering unlocks seamless workflows and greater data control for high-volume merchants, helping them transform data into actionable results as they scale on our platform.
•Shopify extended more generous terms to our developer partners to attract the best developers in the world to make commerce better for everyone. Beginning on August 1, 2021, Shopify eliminated its revenue share on the first million dollars made by app developer partners annually in the Shopify App Store, and beginning on September 15, 2021, eliminated the revenue share on the first million dollars made by theme developers annually in the Shopify Theme Store.

As part of our mission to make commerce better for everyone, Shopify directs investments from our Sustainability Fund toward the most promising and impactful technologies to mitigate the impact of our operations on the environment and fight climate change. In 2021, in addition to offsetting all carbon emissions associated with the shipments of orders placed in the Shop app as well as all orders on the Shopify platform placed over the global Black Friday Cyber Monday holiday shopping weekend, Shopify announced in March 2021 that it had purchased more Direct Air Capture (DAC) carbon removal (i.e. atmospheric carbon dioxide stored underground, not for enhanced oil recovery or any other type of fossil fuel extraction) than any other company in history. This milestone came with our agreement to purchase 10,000 tonnes of removal from Carbon Engineering, adding to a previous 5,000-tonne commitment to Climeworks.

Subsequent to Fourth Quarter 2021
•Shopify launched the JD Marketplace sales channel as part of a new partnership with JD.com, unlocking the world’s largest ecommerce market for our merchants by giving them access to one of China’s leading ecommerce marketplaces and supporting their cross-border commerce efforts. This new channel provides merchants with expedited onboarding to sell quickly, end-to-end fulfillment from JD’s U.S. warehouses directly to consumers in China, smart price conversion to local currency, and intelligent translation of product names and descriptions, opening up access to JD’s 550 million active customers in China.

2022 Investments
In 2022, Shopify will continue to invest in building world-class commerce infrastructure, helping merchants to easily sell anywhere, scale their business, and create delightful shopping experiences for their buyers. Key investment themes for 2022 include the following:

•Building buyer relationships. We plan on extending ways for merchants to connect with more buyers, deepen buyer relationships, seamlessly operate their businesses across more channels, and offer memorable shopping experiences, while maintaining control of their brand. Channels of focus include Shop, Shopify

POS and social commerce. Capabilities of focus include accelerated checkout with Shop Pay and Shop Pay Installments.
•Going global. This means helping merchants thrive in their local markets and reach buyers globally. Through product localization and commercial initiatives, we plan to make it easier for entrepreneurs outside of North America, including standard and Plus merchants, to choose Shopify to start and scale their businesses by raising our visibility and commercial efforts in these markets and bringing more of Shopify’s solutions to these merchants to support them on their journeys. We also intend to make it even easier for merchants everywhere to sell cross-border with Shopify Markets and other capabilities.
•Growing from first sale to full scale. We are on the journey with our merchants from getting started, to finding product-market fit with first sales, to then scale. We will continue to focus on building those tools to make it easier for merchants to be successful at any stage. Of focus will be areas like easier onboarding for those getting started, enhancements to Shopify Balance, Shopify Capital, and B2B offerings for those scaling, and the best ecosystem of partner apps to help at every stage of the journey.
•Simplifying fulfillment. We are leveraging our learnings to date to continue building simple and fast fulfillment. We are consolidating our network into larger facilities; we are shifting to operate more of them ourselves to better control quality and cost; and we are unifying the network by operationalizing our warehouse management system to highly integrate with Shopify's back office and checkout so merchants can seamlessly offer and achieve delivery promises. In conjunction with our updated, more direct approach, our expectations for Shopify Fulfillment Network revenue, operating expenses and capital expenditures will be incorporated in our overall Shopify outlook, as they are for 2022.

We will also continue investing in the future of the platform and our business, enhancing the speed, resilience, functionality, and security of Shopify’s core platform.

2022 Outlook
The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively, the absence of material changes in our industry or the global economy and other assumptions related to the COVID-19 pandemic, which are described in detail below. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

We believe that changed behaviours adopted by merchants and consumers in 2020 and 2021 driven by COVID have significantly expanded the prospects for entrepreneurship and digital commerce. And, these past two years have been transformational to Shopify, with our GMV, revenue and employee base doubling since the end of 2019, and with nearly twice the number of merchants leveraging Shopify to launch and scale their businesses. This momentum sets us up to expand our ambitions on behalf of merchants into 2022 as the world continues to find normalcy living with and moving beyond COVID.

Our outlook for 2022 assumes continued secular tailwinds for entrepreneurship and digital commerce transformation against a more measured macro environment relative to 2021. While we believe that the COVID-triggered acceleration of ecommerce that spilled into the first half of 2021 in the form of lockdowns and government stimulus will be absent from 2022, and there is caution around inflation and consumer spend near term, for the full year, we see economic growth supporting the continued penetration of retail by ecommerce.

Against these bigger picture secular and economic assumptions, our financial outlook anticipates revenue growth for the full year 2022 that is lower than the 57% revenue growth achieved in 2021, but still rapid and outpacing the growth of ecommerce, driven by our many growth levers including the expansion of our services to more merchants in more geographies, the growing contribution of newly added products, and our strong value proposition for multi-channel commerce which offers independent brands of all sizes a way to build a strong, low-friction presence across the internet, in apps, and in person.

For 2022, we expect:
•Year-over-year revenue growth to be lower in the first quarter of 2022 and highest in the fourth quarter of 2022 due to three factors. First, we do not expect the COVID-triggered acceleration of ecommerce in the first half of 2021 from lockdowns and government stimulus to repeat in the first half of 2022. Second, our new terms with apps and theme developers cause two differences from last year's first quarter: the elimination of Shopify's rev share on partners' first million dollars of revenue annually reset on January 1st, and the shift from gross to net revenue recognition for the sale of themes as a result of revised contract terms with our theme partners. Since these terms didn’t come into play until the second half of last year, these will be a headwind to Subscriptions Solutions revenue in the first half of 2022, particularly in the first quarter. And third, we expect certain commercial initiatives and sales and marketing investments will gain momentum over the course of 2022.
•Subscriptions Solutions revenue growth to be driven by more merchants around the world joining the platform than in 2021, as we introduce new commercial initiatives and aggressively invest in sales and marketing to expand our addressable market and more deeply penetrate existing markets. Our objective in 2022 will be to optimize our efforts around getting more merchants on the platform and to success.
•Merchant Solutions revenue growth to be more than twice the rate of subscription solutions revenue growth year-over-year, as merchants make greater use of our offerings, and as we expand existing products into new geographies and roll out newer features like Shopify Markets. The increase of Merchant Solutions in our overall revenue mix means gross profit dollar growth will trail revenue growth.

The evolution of retail to digitally empowered commerce is far-reaching, ranging from new ways for merchants to improve buyer discovery and loyalty, to new commercial opportunities on social channels, to a data-enabled revolution in shipping and logistics. To keep independent brands at the forefront of this revolution, Shopify intends to reinvest back into our business aggressively throughout 2022, deploying all of our gross profit dollars back into the business. In research and development, we expect to hire more engineers than in 2021, despite an exceptionally competitive market for top talent. In sales and marketing, we are accelerating hiring in sales, initiating a new offline performance marketing program and stepping up marketing efforts internationally.

Lastly, for 2022, we anticipate capital expenditures of $200 million, stock-based compensation expenses and related payroll taxes of $800 million and amortization of acquired intangibles of $28 million.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our fourth-quarter results today, February 16, 2022, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 are available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income, adjusted net income and adjusted net income per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, and a real estate-related impairment charge. Adjusted net income and adjusted net income per share also exclude unrealized gains on equity and other investments, amortization of debt discount related to Shopify's convertible senior notes, and tax effects related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “plan”, “anticipate”, "become", "enable", and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) managing our growth; (ii) our potential inability to compete successfully against current and future competitors; (iii) the security of personal information we store relating to merchants and their buyers and consumers with whom we have a direct relationship; (iv) a disruption of service or security breach; (v) our ability to innovate; (vi) our limited operating history in new markets and geographic regions; (vii) international sales and operations and the use of our platform in various countries; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the reliance of our growth in part on the success of our strategic relationships with third parties; (x) our potential inability to hire, retain and motivate qualified personnel; (xi) our use of a single cloud-based platform to deliver our services; (xii) complex and changing laws and regulations worldwide; (xiii) our dependence on the continued services of management and other key employees; (xiv) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (xv) payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; (xvi) our history of losses and our ability to maintain profitability; (xvii) our potential failure to effectively maintain, promote and enhance our brand; (xviii) merchant acquisition and retention; (xix) serious errors or defects in our software or hardware; (xx) our potential inability to achieve or maintain data transmission capacity; (xxi) activities of merchants or partners and our ability to detect and address unauthorized activity on our platform; (xxii) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; (xxiii) changes in tax laws or adverse outcomes related to our taxes; and (xxiv) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Revenues
Subscription solutions	351,208	279,440	1,342,334	908,757
Merchant solutions	1,028,816	698,304	3,269,522	2,020,734
	1,380,024	977,744	4,611,856	2,929,491
Cost of revenues
Subscription solutions	75,587	59,250	264,351	193,532
Merchant solutions	611,778	414,106	1,866,361	1,194,439
	687,365	473,356	2,130,712	1,387,971
Gross profit	692,659	504,388	2,481,144	1,541,520
Operating expenses
Sales and marketing	275,475	154,728	901,557	602,048
Research and development	273,912	159,077	854,383	552,127
General and administrative	101,054	65,395	374,844	245,343
Transaction and loan losses	27,814	12,647	81,717	51,849
Total operating expenses	678,255	391,847	2,212,501	1,451,367
Income from operations	14,404	112,541	268,643	90,153

Other (expense) income, net	(503,123)	(2,788)	2,871,949	150,211
(Loss) income before income taxes	(488,719)	109,753	3,140,592	240,364
Recovery of (provision for) income taxes	117,408	14,119	(225,933)	79,145
Net (loss) income	(371,311)	123,872	2,914,659	319,509
Other comprehensive (loss) income	(84)	9,514	(14,744)	7,724
Comprehensive (loss) income	(371,395)	133,386	2,899,915	327,233

Net (loss) income per share attributable to shareholders:
Basic	(2.95)	1.01	23.38	2.67
Diluted	(2.95)	0.99	22.90	2.59

Shares used to compute net (loss) income per share attributable to shareholders:
Basic	125,734,755	122,181,067	124,658,891	119,569,705
Diluted	125,734,755	125,454,919	127,364,735	123,463,274

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	December 31, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	2,502,992	2,703,597
Marketable securities	5,265,101	3,684,370
Trade and other receivables, net	192,209	120,752
Merchant cash advances, loans and related receivables, net	470,722	244,723
Income taxes receivable	5,023	56,067
Other current assets	103,273	68,247
	8,539,320	6,877,756
Long-term assets
Property and equipment, net	105,526	92,104
Right-of-use assets, net	196,388	119,373
Intangible assets, net	138,496	135,676
Deferred tax assets	48,369	52,677
Equity and other investments (including $3,412,166 and $nil, carried at fair value)	3,955,545	173,454
Goodwill	356,528	311,865
	4,800,852	885,149
Total assets	13,340,172	7,762,905
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	456,688	300,795
Income taxes payable	13,505	19,677
Deferred revenue	216,792	107,809
Lease liabilities	15,748	10,051
	702,733	438,332
Long-term liabilities
Deferred revenue	162,932	21,006
Lease liabilities	246,776	144,836
Convertible senior notes	910,963	758,008
Deferred tax liabilities	183,427	—
	1,504,098	923,850
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 113,954,492 and 110,929,570, issued and outstanding; unlimited Class B multiple voting shares authorized, 11,942,667 and 11,599,301 issued and outstanding	8,040,099	6,115,232
Additional paid-in capital	161,074	261,436
Accumulated other comprehensive (loss) income	(5,974)	8,770
Retained earnings	2,938,142	15,285
Total shareholders’ equity	11,133,341	6,400,723
Total liabilities and shareholders’ equity	13,340,172	7,762,905

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Years ended
	December 31, 2021	December 31, 2020
	$	$
Cash flows from operating activities
Net income for the year	2,914,659	319,509
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	66,308	70,060
Stock-based compensation	330,763	246,940
Amortization of debt offering costs	2,343	8,756
Impairment of right-of-use assets and leasehold improvements	30,145	31,623
Provision for transaction and loan losses	43,781	27,282
Deferred income tax expense (recovery)	190,963	(44,801)
Revenue related to non-cash consideration	(58,380)	(3,814)
Net unrealized gain on equity and other investments	(2,859,800)	(135,193)
Unrealized foreign exchange loss (gain)	4,570	(1,689)
Changes in operating assets and liabilities:
Trade and other receivables	(72,300)	(29,146)
Merchant cash advances, loans and related receivables	(266,077)	(112,721)
Other current assets	(50,151)	(11,404)
Non-cash consideration received in exchange for services	(268,058)	(24,710)
Accounts payable and accrued liabilities	138,175	118,588
Income taxes receivable and payable	45,263	(103,087)
Deferred revenue	309,289	69,969
Lease assets and liabilities	2,935	(1,204)
Net cash provided by operating activities	504,428	424,958
Cash flows from investing activities
Purchase of marketable securities	(7,337,366)	(5,600,207)
Maturity of marketable securities	5,750,224	3,721,405
Purchase of equity and other investments	(650,233)	(11,051)
Acquisitions of property and equipment	(50,788)	(41,733)
Acquisition of businesses, net of cash acquired	(59,627)	—
Acquisitions of intangible assets	—	(262)
Net cash used in investing activities	(2,347,790)	(1,931,848)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	1,541,168	2,578,591
Proceeds from the exercise of stock options	108,594	70,809
Proceeds from convertible senior notes, net of underwriting fees and offering costs	—	907,950
Net cash provided by financing activities	1,649,762	3,557,350
Effect of foreign exchange on cash and cash equivalents	(7,005)	3,221
Net (decrease) increase in cash and cash equivalents	(200,605)	2,053,681
Cash and cash equivalents – Beginning of Year	2,703,597	649,916
Cash and cash equivalents – End of Year	2,502,992	2,703,597

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
GAAP Gross profit	692,659	504,388	2,481,144	1,541,520
% of Revenue	50%	52%	54%	53%
add: stock-based compensation	1,825	1,480	6,676	6,483
add: payroll taxes related to stock-based compensation	170	225	966	989
add: amortization of acquired intangibles	5,960	4,532	20,399	19,488
Non-GAAP Gross profit	700,614	510,625	2,509,185	1,568,480
% of Revenue	51%	52%	54%	54%

GAAP Sales and marketing	275,475	154,728	901,557	602,048
% of Revenue	20%	16%	20%	21%
less: stock-based compensation	12,693	8,766	41,546	40,680
less: payroll taxes related to stock-based compensation	1,042	1,278	5,737	5,710
less: amortization of acquired intangibles	386	384	1,544	1,548
Non-GAAP Sales and marketing	261,354	144,300	852,730	554,110
% of Revenue	19%	15%	18%	19%

GAAP Research and development	273,912	159,077	854,383	552,127
% of Revenue	20%	16%	19%	19%
less: stock-based compensation	67,963	42,747	215,193	154,119
less: payroll taxes related to stock-based compensation	6,969	11,515	35,594	34,130
less: amortization of acquired intangibles	32	59	206	233
Non-GAAP Research and development	198,948	104,756	603,390	363,645
% of Revenue	14%	11%	13%	12%

GAAP General and administrative	101,054	65,395	374,844	245,343
% of Revenue	7%	7%	8%	8%
less: stock-based compensation	15,828	14,064	67,348	45,658
less: payroll taxes related to stock-based compensation	2,907	2,416	23,989	6,537
less: impairment of right-of-use assets and leasehold improvements	—	—	30,145	31,623
Non-GAAP General and administrative	82,319	48,915	253,362	161,525
% of Revenue	6%	5%	5%	6%

GAAP Transaction and loan losses	27,814	12,647	81,717	51,849
% of Revenue	2%	1%	2%	2%

GAAP Operating expenses	678,255	391,847	2,212,501	1,451,367
% of Revenue	49%	40%	48%	50%
less: stock-based compensation	96,484	65,577	324,087	240,457
less: payroll taxes related to stock-based compensation	10,918	15,209	65,320	46,377
less: amortization of acquired intangibles	418	443	1,750	1,781
less: impairment of right-of-use assets and leasehold improvements	—	—	30,145	31,623
Non-GAAP Operating expenses	570,435	310,618	1,791,199	1,131,129
% of Revenue	41%	32%	39%	39%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended			Years ended
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
	$		$	$	$
GAAP Operating income	14,404		112,541	268,643	90,153
% of Revenue	1%		12%	6%	3%
add: stock-based compensation	98,309		67,057	330,763	246,940
add: payroll taxes related to stock-based compensation	11,088		15,434	66,286	47,366
add: amortization of acquired intangibles	6,378		4,975	22,149	21,269
add: impairment of right-of-use assets and leasehold improvements	—		—	30,145	31,623
Adjusted Operating income	130,179		200,007	717,986	437,351
% of Revenue	9%		20%	16%	15%

GAAP Net (loss) income	(371,311)		123,872	2,914,659	319,509
% of Revenue	(27)%		13%	63%	11%
add: stock-based compensation	98,309		67,057	330,763	246,940
add: payroll taxes related to stock-based compensation	11,088		15,434	66,286	47,366
add: amortization of acquired intangibles	6,378		4,975	22,149	21,269
add: amortization of debt discount	—		7,116	—	8,246
add: net unrealized loss (gain) on equity and other investments	509,735		(1,954)	(2,859,800)	(135,193)
add: impairment of right-of-use assets and leasehold improvements	—		—	30,145	31,623
add: income tax effects related to non-GAAP adjustments	(81,356)		(17,661)	310,185	(48,469)
Adjusted Net income	172,843		198,839	814,387	491,291
% of Revenue	13%		20%	18%	17%

Basic GAAP Net (loss) income per share attributable to shareholders	(2.95)		1.01	23.38	2.67
add: stock-based compensation	0.78		0.55	2.65	2.07
add: payroll taxes related to stock-based compensation	0.09		0.13	0.53	0.40
add: amortization of acquired intangibles	0.05		0.04	0.18	0.18
add: amortization of debt discount	0.00		0.06	0.00	0.07
add: net unrealized loss (gain) on equity and other investments	4.05		(0.02)	(22.94)	(1.13)
add: impairment of right-of-use assets and leasehold improvements	0.00		0.00	0.24	0.26
add: income tax effects related to non-GAAP adjustments	(0.65)		(0.14)	2.49	(0.41)
Basic Adjusted Net income per share attributable to shareholders	1.37		1.63	6.53	4.11
Weighted average shares used to compute GAAP and non-GAAP basic net (loss) income per share attributable to shareholders	125,734,755		122,181,067	124,658,891	119,569,705

Diluted GAAP Net (loss) income per share attributable to shareholders	(2.90)	(1)	0.99	22.90	2.59
add: stock-based compensation	0.77		0.53	2.60	2.00
add: payroll taxes related to stock-based compensation	0.09		0.12	0.52	0.38
add: amortization of acquired intangibles	0.05		0.04	0.17	0.17
add: amortization of debt discount	0.00		0.06	0.00	0.07
add: net unrealized loss (gain) on equity and other investments	3.99		(0.02)	(22.45)	(1.10)
add: impairment of right-of-use assets and leasehold improvements	0.00		0.00	0.24	0.26
add: income tax effects related to non-GAAP adjustments	(0.64)		(0.14)	2.44	(0.39)
Diluted Adjusted Net income per share attributable to shareholders	1.36		1.58	6.41	3.98
Weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income per share attributable to shareholders	127,671,610	(1)	125,454,919	127,364,735	123,463,274
(1) As the adjustments to GAAP net loss per share for the three months ended December 31, 2021 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income have been adjusted to reflect the effect of dilutive securities.